FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January 2006

Commission File Number 333-7182-01


                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                 Form 20-F [X]              Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

Jiri Borovec has been appointed Vice-Chairman of the CEZ Board of Directors. Tomas Pleskac has been appointed as new Director.

Today, Mr. Tomas Pleskac has been elected by the Supervisory Board as a new Director of CEZ. He has replaced Radomir Lasak, who has joined the CSA management. Mr. Jiri Borovec, who has been a Director since October 2004 and who concurrently holds the position of Head of CEZ Production Division, has become a new Vice-Chairman of the Board of Directors.

Since May 2004, Tomas Pleskac has been the head of the largest integration project undertaken in the Czech Republic to change the structure of the CEZ Group to a holding. The VIZE 2008 integration project is to result in the reorganization of the entire CEZ Group from the current regional structure to a functional structure, and also in operational synergies and major financial benefits. As part of the project, the commercial and distributional sections of the business have been separated from the regional distribution companies and contributed to the new companies, CEZ Prodej and CEZ Distribuce. A number of supporting activities have also been transferred to the shared services centers (subsidiaries) for the entire CEZ Group (e.g. information system, telecommunications, management of consumption meters, customer service, breakdown service and network maintenance, purchase and logistics, real estate management, etc. ). Other services, such as finances, human resources, risk management and communications are provided centrally by CEZ, thus giving effect to the new structure of the CEZ Group.


Present Composition of Board of Directors of CEZ:

Martin Roman - Chairman and General Manager

Alan Svoboda - Vice-Chairman and Head of Trading Division

Jiri Borovec - Vice-Chairman and Head of Production Division

Daniel Benes - Director and Head of Purchase Section

Tomas Pleskac  - Director and Head of Integration


Tomas Pleskac:
Tomas Pleskac graduated from the Department of Operations and Economics (Operation and Management of Agriculture) of the Brno Agricultural University in 1989. He further completed a Stock-Exchange Operations course organized by the preparatory committee of the Stock Exchange, a 1-month course of nuclear power plant management in Japan, and internationally accredited studies at the Prague International Business School, where he obtained his MBA degree.

He joined CEZ after a short stay at Komercni banka, a. s. (where he focused on loans to large and mid-sized companies, development project review, company financing). During his nine years of work at the Dukovany Power Plant, he held the position of deputy head of economics and trade. From January 2003, he spent four months in the new distribution section of CEZ, which was preparing the integration of CEZ and regional power companies. From 2003, he worked as a Vice-Chairman of the Board of Directors and Financial Manager of Severomoravska energetika within the CEZ Group. Since May 2004, he has worked as the Head of the Integration Section of the VIZE 2008 project of the CEZ Group integration. He is a member of several Supervisory Boards and Boards of Directors of CEZ subsidiaries.

Tomas Pleskac is married and has two daughters.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                           CEZ, a. s.
                                                     ------------------------
                                                           (Registrant)
Date:  January 26, 2006
                                                  By:  /s/ Libuse Latalova
                                                     ---------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration